(A)	(B)
(C)	EXECUTION VERSION
(E)
(G)

U.S.$150,000,000 CLOSED JOINT STOCK COMPANY COMMERCIAL BANK (K) PRIVATBANK (L) AND (M) STANDARD BANK PLC
(N)	(O) SUBORDINATED LOAN AGREEMENT	(P)

3 February 2006

CONTENTS
Clause	Page
1. Definitions And Interpretation	1
2. The Subordinated Loan	8
3. Availability Of The Subordinated Loan	8
4. Interest Periods	9
5. Payment And Calculation Of Interest And Suspension Of Interest	9
6. Repayment And Prepayment	11
7. Taxes	14
8. Tax Receipts	18
9. Changes In Circumstances	19
10. Representations And Warranties Of The Borrower	20
11. Representations And Warranties Of The Lender	24
12. Information	24
13. Covenants	24
14. Limited Acceleration Rights	28
15. Accrual Of Interest And Indemnity	28
16. Currency Of Account And Payment	30
17. Payments	30
18. Costs And Expenses	32
19. Assignments And Transfers	33
20. Amendments	33
21. Calculations And Evidence Of Debt	34
22. Remedies And Waivers, Partial Invalidity	34
23. Notices; Language	34
24. Law And Jurisdiction	36
25. Contracts (Rights Of Third Parties) Act 1999	37
26. Permit	37
27. Central Bank Registration Requirement	37
Schedule 1 Conditions Precedent Documents	38
Schedule 2 Form Of Officers' Certificate	40
Schedule 3 Closing Certificate	42

THIS AGREEMENT is made on 3 February 2006

BETWEEN:

(1)	CLOSED JOINT STOCK COMPANY COMMERCIAL BANK PRIVATBANK, incorporated under the laws of Ukraine, whose registered office is at 50 Naberezhna Peremohy Str., Dnipropetrovsk, Ukraine 49094, as borrower (the "Borrower"); and
(2)	STANDARD BANK PLC, incorporated under the laws of England, whose registered office is at Cannon Bridge House, 25 Dowgate Hill, London, EC4R 5SB, as lender (the "Lender").

WHEREAS:

(B)	The Lender has at the request of the Borrower agreed to make available to the Borrower a single disbursement subordinated credit term loan in the amount of U.S.$150,000,000 on the terms and subject to the conditions of this Agreement.
(C)	It is intended by the Borrower that the Subordinated Loan (as defined below) will qualify as part of the Borrower's Tier 2 Capital (as defined below) under applicable regulations of the Central Bank (as defined below).

It is agreed as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

In this Agreement the following terms have the meanings given to them in this Clause 1.1:

"Account" means an account in the name of the Lender with JPMorgan Chase Bank, N.A., Account Number 25401102;

"Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person, (ii) any other Person who is a director or officer (A) of such specified Person, (B) of any Subsidiary of such specified Person or (C) of any Person described in Clause (1) or (2) above. For the purpose of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms "controlling" and "controlled" have meanings correlative to the foregoing;

"Agency" means any agency, authority, central bank, department, committee, government, legislature, minister, ministry, official or public or statutory person (whether autonomous or not) of, or of the government of, any state or supra-national body;

"Agency Agreement" means the paying agency agreement relating to the Notes dated 9 February 2006 between the Lender (as issuer of the Notes), the Trustee, the Principal Paying Agent and the Paying Agent;

"Auditors" means LLC Audit firm "PricewaterhouseCoopers (Audit)" or any internationally recognised firm of accountants approved by the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee without regard to the Lender), such approval not to be unreasonably withheld;

"Authorised Signatory" means, in the case of the Borrower, any of the persons referred to in the certificate listed as item 3 in the Schedule 1 hereto and, in the case of the Lender, a duly authorised officer of the Lender, from time to time;

"Banking Business" means in relation to the Borrower or any of its Material Subsidiaries, any type of banking business (including, without limitation, any factoring, consumer credit, mortgages, issuance of banking guarantees and letters of credit (and related cash cover provision), bills of exchange and promissory notes and payments under such guarantees, letters of credit and promissory notes, trading of securities, fund management and professional securities market participation business) which it conducts or may conduct pursuant to its licences issued by the appropriate authorities and accepted market practice and any applicable law;

"Bankruptcy Event" means any of the following events: (i) a competent court of Ukraine making an order for the liquidation or declaration of bankruptcy of the Borrower; (ii) the Central Bank adopting a decision to liquidate the Borrower; or (iii) the General Shareholders Assembly of the Borrower adopting a decision to liquidate the Borrower;

"Bankruptcy Proceedings" means any court, administrative or corporate proceedings in Ukraine purporting to liquidate or to declare the bankruptcy of the Borrower;

"Benchmark Treasury" means actively traded U.S. Treasury securities with maturity on or about the Repayment Date, as selected by the Principal Paying Agent;

"Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights to purchase, warrants, options, or other equivalents (however designated) of capital stock of a corporation and any and all equivalent ownership interests in a Person other than a corporation, in each case whether now outstanding or hereafter issued;

"Central Bank" means the National Bank of Ukraine;

"Double Tax Treaty" means the Convention of 10 February 1993 between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of Ukraine for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains;

"Drawdown Date" means 9 February 2006 or, if different, the date on which the Notes are issued and the subscription monies therefor are paid under the Subscription Agreement;

"Fee Letters" means the Fees and Expenses Side Letter and the Fees Indemnity Letter;

"Fees and Expenses Side Letter" means the fees and expenses side letter dated 3 February 2006 among the Borrower, the Lead Manager, the Lender, the Agents and the Trustee;

"Fees Indemnity Letter" means the fees indemnity letter dated 3 February 2006 among the Borrower, the Lender, the Agents and the Trustee;

"Funding Document" means this Agreement, the Fee Letters, the Subscription Agreement, the Trust Deed and the Paying Agency Agreement entered into in connection with the issue of the Notes and the Notes themselves;

"Group" means the Borrower and its Subsidiaries from time to time taken as a whole;

"IFRS" means International Financial Reporting Standards, including International Accounting Standards and Interpretations, issued by the International Accounting Standards Board as amended, supplemented or re-issued from time to time;

"incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or is merged into a Subsidiary will be deemed to be incurred or issued by the parent company or such Subsidiary (as the case may be) at the time such Person becomes a Subsidiary of such parent company or is so merged into such Subsidiary;

"Indebtedness" means any indebtedness, in respect of any Person for, or in respect of, moneys borrowed or raised including, without limitation, any amount raised by acceptance under any acceptance credit facility; any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument; any amount raised pursuant to any issue of shares which are expressed to be redeemable; any amount raised under any other transaction (including any forward sale or purchase agreement) having the economic effect of a borrowing; and the amount of any liability in respect of any guarantee or indemnity for any of the items referred to above, provided that such defined term does not include any indebtedness owed to the state budget, local budget and non-budgetary funds on account of taxes which are not overdue;

"Independent Appraiser" means an investment banking firm of international standing or any third party appraiser of international standing selected by the Borrower, provided, however that such firm or third party appraiser is not an Affiliate of the Borrower;

"Initial Interest Rate" means 8.75 per cent.;

"Initial Interest Term" means the period from (and including) 9 February 2006 to (but excluding) 9 February 2011;

"Interest Payment Date" means 9 August and 9 February in each year in which the Subordinated Loan remains outstanding with the last Interest Payment Date falling on the Repayment Date;

"Interest Period" means any of those periods mentioned in Clause 4 (Interest Periods);

"Interest Rate" means, during the Initial Interest Term, the Initial Interest Rate and, during the Step-Up Interest Term, the Step-Up Interest Rate;

"Joint Lead Managers" means UBS Limited and Standard Bank Plc;

"Lead Manager" means UBS Limited;

"LIBOR" means the rate per annum as determined by the Principal Paying Agent to be the offered rate for 12 months sterling deposits in the London interbank market which appears on Telerate page 3750 (or such other page as may replace that page on the Dow Jones Telerate Service);

"Margin" means 432 basis points;

"Material Subsidiary" means, at any given time, any Subsidiary of the Borrower (a) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent at least 5 per cent. of the total assets, or, as the case may be, total revenues of the Borrower and its Subsidiaries and, for these purposes (i) the total assets and gross revenues of such Subsidiary shall be determined by reference to its then most recent audited financial statements (or, if none, its then most recent management accounts); and (ii) the total assets and gross revenues of the Borrower shall be determined by reference to the Borrower's then most recent audited financial statements (or, if none, its then most recent management accounts), in each case prepared in accordance with IFRS or (b) to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Borrower which immediately before the transfer is a Material Subsidiary of the Borrower. A certificate by two officers of the Borrower (at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Borrower) that, in their opinion, a Subsidiary of the Borrower is or is not a Material Subsidiary, accompanied by a report by the Auditors addressed to the Management Board of the Borrower as to proper extraction of the figures used by such officers of the Borrower in determining the Material Subsidiaries of the Borrower and mathematical accuracy of the calculations shall, in the absence of manifest error, be conclusive and binding on all parties;

"Notes" means the U.S.$150,000,000 8.75 per cent. loan participation notes due 9 February 2016 with an interest rate step-up in 2011 proposed to be issued by the Lender pursuant to the Trust Deed on or about 9 February 2006 for the sole purpose of financing the Subordinated Loan;

"Officers' Certificate" means a certificate signed on behalf of the Borrower by two officers of the Borrower (at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Borrower) and in the appropriate form set out in Schedule 2 hereto;

"Paying Agent" means UBS AG;

"Permit" means a written approval issued by the Central Bank to the Borrower allowing it to include the Subordinated Loan as a part of the Borrower's Tier 2 Capital;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, trust, organisation, state or agency of a state or any other entity, whether or not having separate legal personality;

"Potential Bankruptcy Event" means an event or circumstance which could, with the giving of notice, lapse of time, making of any determination, order or declaration or adoption of a decision or any combination thereof, become a Bankruptcy Event;

"Principal Paying Agent" means JPMorgan Chase Bank, N.A.;

"Reference Rate" means the rate per annum as reported in writing to the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) and the Borrower by the Principal Paying Agent (and rounded, if necessary, to the third decimal place (0.00005 being rounded upward)) which is the aggregate of (a) the Treasury Rate and (b) 150 per cent. of the Margin;

"Regulatory Rate" means LIBOR for 12-month U.S. dollar deposits plus 5 per cent. per annum;

"Relevant Event" has the meaning given thereto in the Trust Deed;

"Repayment Date" means 9 February 2016 or, if such day is not a Business Day, the next succeeding Business Day;

"Reserved Rights" has the meaning given thereto in the Trust Deed;

"Same-Day Funds" means U.S. dollar funds settled through the New York Clearing House Interbank Payments System or such other funds for payment in U.S. dollars as the Lender may at any time determine to be customary for the settlement of international transactions in New York City of the type contemplated hereby;

"Step-Up Interest Term" means the period from (and including) 9 February 2011 to (but excluding) 9 February 2016;

"Step-Up Interest Rate" means the lower of the Reference Rate and the Regulatory Rate;

"Stock Exchange" means the SWX Swiss Exchange;

"Subordinated Loan" has the meaning set forth in Clause 2 (The Subordinated Loan)

"Subordinated Loan Administration Assignment" means the assignment by the Lender to the Trustee of the Transferred Rights pursuant to the Trust Deed;

"Subscription Agreement" means the subscription agreement relating to the Notes dated 3 February 2006 between the Lender, the Borrower and UBS Limited;

"Subsidiary" means a company or corporation (A):

(a)	which is controlled, directly or indirectly, by another company or corporation (B); or
(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by B,

and, for these purposes, A shall be treated as being controlled by B if B is able to direct A's affairs and/or to control the composition of A's board of directors or equivalent body;

"Taxes" means any taxes, levies, duties, imposts, assessments, governmental charges or other charges or withholding of a similar nature (including interest and penalties thereon);

"Tier 2 Capital" has the meaning ascribed thereto in Article 30 of the Law of Ukraine on Banks and Banking Activity dated 7 December 2000 and in the Instruction on the Regulation of the Activity of Banks in Ukraine, approved by Resolution No. 368 dated 28 August 2001 of the Board of the Central Bank, each as in effect on the date of this Agreement or as may be amended at any time hereafter;

"Transferred Rights" has the meaning given thereto in the Trust Deed;

"Treasury Rate" means a rate equal to the yield, as published by the Board of Governors of the Federal Reserve System, on the Benchmark Treasury. If there is no such publication of this yield during the week preceding the relevant calculation date, the Treasury Rate will be calculated by reference to quotations from selected primary U.S. Treasury securities dealers in New York City selected by the Principal Paying Agent. The Treasury Rate will be calculated on the third business day in New York (being a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business generally in New York) preceding 9 February 2011.

"Trust Deed" means the trust deed relating to the Notes dated 9 February 2006 between the Lender and the Trustee as amended from time to time;

"Trustee" means J.P. Morgan Corporate Trustee Services Limited, as trustee under the Trust Deed and any successor thereto as provided thereunder; and

"Ukraine" means Ukraine and any province or political sub-division thereof or therein.

1.2	Interpretation

Any reference in this Agreement to:

(a)	the "Borrower" or "Lender" includes its and any subsequent successors, assignees and chargees in accordance with their respective interests, including, without limitation, in the case of the latter, any entity substituted in place of the Lender as issuer of the Notes pursuant to Clause 16.4 of the Trust Deed;
(b)	a "Business Day" means a day (other than a Saturday or Sunday) on which banks generally are open for business in New York City, London and Kyiv;
(c)	the "equivalent" on any given date in one currency (the "first currency") of an amount denominated in another currency (the "second currency") is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate of exchange quoted on the relevant Reuters page or, where the first currency is hryvnia and the second currency is U.S. dollars (or vice versa), by the Central Bank, at or about 10.00 a.m. (New York City time) or, as the case may be, 1.00 p.m. (Kyiv time) on such date for the purchase of the first currency with the second currency;
(d)	a "month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that, where any such period would otherwise end on a day which is not a Business Day, it shall end on the next succeeding Business Day, unless that day falls in the next calendar month, in which case it shall end on the immediately preceding Business Day, provided that, if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to "months" shall be construed accordingly);
(e)	"repay" (or any derivative form thereof), subject to any contrary indication, includes prepay (or, as the case may be, the corresponding derivative form thereof); and
(f)	"VAT" means value added tax, including any similar tax which may be imposed in place thereof from time to time.
1.3	Currency References

"U.S.$" and "U.S. dollars" denote the lawful currency of the United States of America and "hryvnia" denotes the lawful currency of Ukraine.

1.4	Statutes

Any reference in this Agreement to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted.

1.5	Headings

Clause and Schedule headings are for ease of reference only.

1.6	Amended Documents

Save where the contrary is indicated, any reference in this Agreement to this Agreement, the Fee Letters or any other agreement or document shall be construed as a reference to this Agreement, the Fee Letters or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented.

2.	THE SUBORDINATEd LOAN
2.1	Grant of the Subordinated Loan

The Lender grants to the Borrower and the Borrower hereby agrees to borrow from the Lender upon the terms and subject to the conditions hereof, a single disbursement subordinated term loan facility in the amount of U.S.$150,000,000 (the "Subordinated Loan").

2.2	Purpose and Application

The Subordinated Loan is intended to be counted by the Borrower as part of its Tier 2 Capital and the proceeds of the Subordinated Loan shall be used by the Borrower to fund additional U.S. dollar loans to its corporate and individual customers and otherwise for general corporate purposes and, without affecting the obligations of the Borrower in any way, the Lender shall not be obliged to concern itself with such application.

2.3	Subordination

On the occurrence of a Bankruptcy Event and so long as such Bankruptcy Event is continuing, the claims of the Lender with respect to the repayment of the Subordinated Loan under this Agreement shall be subordinate in right of payment to the claims of all other creditors preferred by virtue of Article 96 of the Law of Ukraine on Banks and Banking Activity. All other claims of the Lender on the Borrower hereunder shall rank in the order prescribed under applicable Ukrainian legislation.

3.	AVAILABILITY OF THE Subordinated Loan
3.1	Drawdown

Subject to the conditions hereof, the Subordinated Loan will be available by way of a single advance which will be made by the Lender to the Borrower, and the Borrower will draw down the Subordinated Loan, on the Drawdown Date by payment of the Subordinated Loan in accordance with the following payment instructions: J.P.Morgan Chase Bank, New York; swift code: CHASUS33; account number: USD 001-1-000080; for the account of PrivatBank; swift code PBANUA2X provided that the Subordinated Loan will only be advanced if:

3.1.1	the Lender has confirmed to the Borrower that it has received all of the documents listed in the Schedule 1 (Condition Precedent Documents) hereto and that each is in form and substance satisfactory to the Lender, save as the Lender may otherwise agree;
3.1.2	the Lender has received (i) the full amount of the proceeds of the issue of the Notes pursuant to the Subscription Agreement and such proceeds shall be and remain available in full to be on-lent to the Borrower and (ii) in full the amount referred to in Clause 3.2; and
3.1.3	as at the Drawdown Date (i) no Bankruptcy Proceedings, Potential Bankruptcy Event or Bankruptcy Event have or has occurred; (ii) the representations and warranties of the Borrower set out in Clause 10 (Representations and Warranties of the Borrower) are true and accurate with respect to the facts and circumstances then subsisting and (iii) the Borrower is in full compliance with all of its obligations under this Agreement and there shall have been no breach of any such obligations.
3.2	Payment of Fees

In consideration of the Lender advancing the Subordinated Loan to the Borrower, the Borrower hereby agrees that it shall pay, in Same-Day Funds under the Fees and Expenses Side Letter all amounts required to be paid by the Borrower under paragraph 2 of the Fees and Expenses Side Letter by 4.30 p.m. (London time) on 7 February 2006.

4.	INTEREST PERIODS

The period for which the Subordinated Loan is outstanding shall be divided into successive semi-annual periods, each of which (other than the first, which shall commence on (and shall include) the Drawdown Date) shall start on (and shall include) an Interest Payment Date and shall end on (but shall exclude) the first, or the next following, Interest Payment Date (each, an "Interest Period").

5.	PAYMENT AND CALCULATION OF INTEREST and suspension of interest
5.1	Payment of Interest

As set out in Clause 17.1 (Payments to the Lender) but subject to Clause 5.4 (Suspension of Interest Payments) the Borrower shall, not later than 10.00 am (New York City time) two Business Days prior to each Interest Payment Date, in respect of the relevant Interest Period, pay to the Account accrued interest (calculated to the last day of the relevant Interest Period) on the outstanding principal amount of the Subordinated Loan. For the avoidance of doubt, interest shall not be capitalised and shall not be paid in advance of the disbursement of the Subordinated Loan or prior to the relevant Interest Payment Date.

5.2	Calculation of Interest

The Borrower shall calculate the amount of interest accruing on the outstanding principal amount of the Subordinated Loan on a monthly basis, in accordance with its procedures for accounting for interest and fee income and expense. The Borrower will pay interest semi-annually in U.S. dollars to the Account on the outstanding principal amount of the Subordinated Loan at the rate of 8.75 per cent. per annum (the "Initial Interest Rate") during the Initial Interest Term and at the Step-Up Interest Rate during the Step-Up Interest Term. Interest at the Initial Interest Rate shall accrue from day to day, starting from (and including) the Drawdown Date to (but excluding) 9 February 2011 and, if the Subordinated Loan has not been repaid on or before 9 February 2011 pursuant to Clause 6.2.3, interest at the Step-Up Interest Rate shall accrue from day to day, starting from (and including) 9 February 2011 to (but excluding) the Repayment Date. The amount of interest payable in respect of the Subordinated Loan for any Interest Period shall be calculated by applying the applicable Interest Rate to the outstanding principal amount of Subordinated Loan, dividing the product by two and rounding the resulting figure to the nearest cent (half a cent being rounded upwards). If interest is required to be calculated for any other period, it shall be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

5.3	Assumption when Calculating Interest

Whenever under this Agreement interest is to be calculated to the last day of an Interest Period and the calculation is required to be made before such last day, the parties shall assume that the amount of the Subordinated Loan outstanding on the day of the calculation is also the amount of the Subordinated Loan outstanding on the last day of the relevant Interest Period.

5.4	Suspension of Interest Payments

If and to the extent required under Ukranian legislation (including the regulations of the Central Bank) or requested by the Central Bank, the Borrower shall suspend payment of interest on the Subordinated Loan, if at the time:

5.4.1	the Borrower’s financial condition has deteriorated (as evidenced by the Borrower not being in compliance with the Central Bank’s obligatory reserve, minimum regulatory capital, regulatory capital adequacy, Tier 1 (osnovniy capital) capital adequacy requirements or liquidity requirements) and "negatively classified assets" (determined as provided in the Central Bank regulations) (after taking into account provisions) exceed 60 per cent. of the Borrower’s total assets;
5.4.2	the Borrower had negative net income (determined in accordance with Ukrainian accounting principles) in the accounting quarter immediately preceding the relevant Interest Payment Date; and/or
5.4.3	the Borrower and the Central Bank have entered into an agreement for the implementation of measures of financial recovery with respect to the Borrower;

provided in each case that all the requirements set forth by the then applicable mandatory provisions of Ukrainian laws and regulations providing grounds for such suspension of payment of interest have been otherwise satisfied.

The Borrower shall notify the Lender (with a copy to the Trustee) in writing of any contemplated suspension of payment of interest (a) if such suspension is to be made pursuant to Clause 5.4.1 and/or 5.4.2, not later than the eighth Business Day preceding the relevant Interest Payment Date and (b) if such suspension is to be made pursuant to Clause 5.4.3, immediately upon becoming aware of the proposed entry into the relevant agreement with the Central Bank. Interest, the payment of which has been suspended pursuant to this Agreement, shall be payable as provided in Clause 5.5 (Period of Suspension).

5.5	Period of Suspension

The Borrower shall take all reasonable steps to remedy the conditions giving rise to any suspension pursuant to Clause 5.4 (Suspension of Interest Payments) and shall pay the full amount of interest payment which has been suspended within 30 Business Days after the relevant conditions giving rise to the suspension cease to exist.

6.	REPAYMENT and Prepayment
6.1	Repayment, No Prepayment and No Termination

Except as otherwise provided in this Agreement:

6.1.1	as set out in Clause 17.1 (Payments to the Lender) but except as otherwise provided herein, the Borrower shall, not later than 10.00 a.m. (New York City time) two Business Days prior to the Repayment Date, repay in full the outstanding principal amount of the Subordinated Loan and, to the extent not already paid in accordance with Clause 5.1 (Payment of Interest), Clause 5.4 (Suspension of Interest Payments) or Clause 5.5 (Period of Suspension) pay all interest accrued in respect of the last Interest Period (calculated to the Repayment Date) to the Account;
6.1.2	the Borrower shall not prepay all or any part of the Subordinated Loan (except, to the extent applicable at the time of prepayment, with the prior written consent of the Central Bank and subject to compliance by the Borrower with the requirements of the Central Bank); and
6.1.3	this Agreement may not be terminated prior to 9 February 2011.
6.2	Prepayment by the Borrower

Notwithstanding the provisions of Clause 6.1 (Repayment, No Prepayment and No Termination) above, the Borrower shall have the right to prepay the Subordinated Loan in full together with accrued interest (up to but excluding the date of such payment) thereon:

6.2.1	if the Central Bank does not provide the Borrower with the Permit within 60 days from the date of this Agreement; or
6.2.2	at any time after the issue of the Permit if as a result of any amendment to, clarification of or change in (including a change in interpretation of) applicable Ukrainian law or regulations, the Central Bank withdraws the Permit; and
6.2.3	subject to compliance by the Borrower with Central Bank requirements if and to the extent applicable at the time of prepayment, on or after 9 February 2011,

provided that written notice thereof, together, in the case of a prepayment in accordance with Clause 6.2.1 or 6.2.2 only, with an Officers' Certificate confirming the existence of the relevant circumstances permitting such a prepayment, shall be given to the Lender with a copy to the Trustee not less than 30 days prior to the date of prepayment and provided further that, in the case of Clause 6.2.1 only, the Borrower shall only have the right to prepay the Subordinated Loan within 60 days following the earlier of (i) the expiry of the 60-day period specified in Clause 6.2.1 and (ii) the Central Bank informing the Borrower of its refusal to provide the Borrower with the Permit.

6.3	Prepayment During Step-Up Interest Term

If, at any time during the Step-Up Interest Term, the Reference Rate becomes higher than the Regulatory Rate, the Borrower shall, upon no less than 30 days prior written notice to the Lender with a copy to the Trustee (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) to that effect, prepay the whole (but not part only) of the outstanding principal amount of the Subordinated Loan together with accrued interest. Any such notice of prepayment given by the Borrower to the Lender and copied to the Trustee (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) shall (i) be accompanied by an Officers' Certificate confirming the existence of the relevant circumstances permitting such a prepayment, (ii) shall be irrevocable and (iii) shall oblige the Borrower to make such prepayment subject to the limitations and requirements established by the Central Bank, if and to the extent applicable at the time of prepayment. For the avoidance of doubt, the Borrower hereby expressly agrees to make any such prepayment, and there shall be no requirement for the parties hereto to separately confirm or document such agreement or consent on or immediately before the date of, or otherwise in connection with, such prepayment. Any prepayment pursuant to this Clause 6.3 is subject to compliance by the Borrower with the limitations and requirements of the Central Bank, as applicable at the time of such prepayment.

6.4	Prepayment for Tax Reasons and Change in Circumstances

If, as a result of the application of or any amendments to or change in the Double Tax Treaty or the laws or regulations of Ukraine or the United Kingdom or of any political sub-division thereof or any authority therein having power to tax (the "Taxing Jurisdiction") or the enforcement of the security provided for in the Trust Deed, the Borrower would thereby be required to increase the payment of principal or interest or any other payment due hereunder as provided in Clause 7.1 (Additional Amounts) or to pay additional amounts as provided in Clause 7.3 (Tax Indemnity), or, if (for whatever reason) the Borrower would have to or has been required to pay additional amounts pursuant to Clause 9 (Changes in Circumstances), or, if, after a Relevant Event, the Borrower is or would be required to increase the payment of principal or interest or any other payment due hereunder as provided in Clause 7.1 (Additional Amounts) as a result of such payments being made to any person other than the Lender to whom the benefit of the Double Tax Treaty is unavailable, and, in any such case, such obligation cannot be avoided by the Borrower taking reasonable measures available to it, then the Borrower may, upon not less than 30 days’ prior written notice to the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) to that effect, providing the documentary evidence specified in the next sentence in a form reasonably satisfactory to the Lender (and, following the execution of the Subordinated Loan Administration Assignment, satisfactory to the Trustee) and specifying the date of payment, prepay the whole (but not part only) of the outstanding principal amount of the Subordinated Loan, together with any amounts then payable under Clauses 7.1 (Additional Amounts) or 7.3 (Tax Indemnity) and accrued interest. Prior to the delivery of any notice of prepayment pursuant to this Clause 6.4, the Borrower shall deliver to the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) an Officers' Certificate, that the Borrower would be required to increase the amount payable or to pay additional amounts and such obligation cannot be avoided by the Borrower taking reasonable measures, supported by an opinion of an independent tax adviser of recognised standing in the relevant tax jurisdiction.

Any prepayment of the Subordinated Loan pursuant to this Clause 6.4 is subject to compliance by the Borrower with the limitations and requirements of the Central Bank if and to the extent applicable at the time of prepayment.

6.5	Prepayment upon Illegality

If, at any time after the date of this Agreement, the Lender determines that it is or would be unlawful or contrary to any applicable law or regulation or regulatory requirement or directive of any agency or any state or otherwise for the Lender to allow all or part of the Subordinated Loan or the Notes to remain outstanding or for the Lender to maintain or give effect to any of its obligations in connection with this Agreement and/or to charge or receive or to be paid interest at the rate applicable in relation to the Subordinated Loan (an "Illegality"), then upon notice by the Lender to the Borrower in writing, the Borrower and the Lender shall, to the extent reasonably practicable in the circumstances and at the expense of the Borrower, consult in good faith as to a basis which eliminates the application of such Illegality; provided however, that the Lender shall be under no obligation to continue such consultation if, in the sole opinion of the Lender, it is not possible to eliminate the application of such Illegality. If such a basis has not been agreed, then the Borrower shall prepay the Subordinated Loan in whole on the date which is 90 days from the date of such notification or such earlier date as may be required by law.

The prepayment of the Subordinated Loan pursuant to this Clause 6.5 is subject to compliance by the Borrower with the limitations and requirements of the Central Bank, if and to the extent applicable at the time of prepayment.

6.6	Notice of Prepayment/Repayment

Any notice of prepayment given by the Borrower pursuant to Clauses 6.2 (Prepayment by the Borrower), 6.3 (Prepayment During Step-Up Interest Term), 6.4 (Prepayment for Tax Reasons and Change in Circumstances) or by the Lender pursuant to Clause 6.5 (Prepayment upon Illegality) shall be irrevocable, shall specify the date upon which such prepayment is to be made and shall oblige the Borrower to make such prepayment or repayment on such date subject to the limitations established by the Central Bank. No such notice shall be given earlier than 90 calendar days prior to the earliest date on which the Borrower would be obliged to pay such amounts under Clause 7.1 (Additional Amounts) or Clause 7.3 (Tax Indemnity).

6.7	Costs of Prepayment/Repayment

The Borrower shall, not later than 10.00 a.m. (New York City time) two Business Days prior to the date of prepayment or repayment, pay all accrued interest (calculated to (but excluding) the date of such prepayment or repayment) and all other amounts owing to the Lender hereunder. The Borrower shall indemnify the Lender on demand against any costs and expenses reasonably incurred and properly documented by the Lender on account of any prepayment or repayment made in accordance with this Clause 6 (Repayment and Prepayment).

6.8	Provisions Exclusive

The Borrower may not prepay the Subordinated Loan pursuant to this Clause 6 (Repayment and Prepayment) if to do so would breach the regulations of the Central Bank and otherwise may not repay the whole or any part of the outstanding principal amount of the Subordinated Loan except at the times and in the manner expressly provided for in this Agreement. No amount prepaid or repaid under this Agreement may subsequently be reborrowed.

7.	TAXES
7.1	Additional Amounts

All payments to be made by the Borrower hereunder shall be made in full without set off or counterclaim, free and clear of and without deduction for or on account of any present of future Taxes imposed or levied by or on behalf of any taxing authority of or in, or having authority to tax in, the United Kingdom or Ukraine or any country or state from or through which the Borrower makes payment hereunder in connection herewith ("Relevant Taxes"), unless such withholding or deduction of Relevant Taxes is required by law, in which case, the Borrower shall, on the due date for such payment, increase the amounts payable as may be necessary to ensure that the Lender receives a net amount in U.S. dollars which, following any such deduction or withholding on account of Relevant Taxes, shall be equal to the full amount which it would have received had the payment not been made subject to Relevant Taxes so withheld or deducted and shall deliver to the Lender without undue delay, evidence satisfactory to the Lender of such deduction or withholding and of the accounting therefore to the relevant authority. If the Lender pays any amount in respect of such Relevant Taxes, the Borrower shall reimburse the Lender in U.S. dollars on demand an amount equal to such payment(s).

Provided, however that this Clause 7.1 (Additional Amounts) shall not apply to any Tax assessed on the Lender under the laws of the jurisdiction of which the Lender is a resident and acting through for tax purposes, if such Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by the Lender.

7.2	Double Tax Treaty Relief; Deductions or Withholdings

The Borrower shall use reasonable and timely efforts to assist the Lender in ensuring that all payments of interest by the Borrower to the Lender under this Agreement may be made without deduction on account of the generally applicable withholding tax established by applicable Ukrainian legislation. The Lender shall use reasonable and timely efforts to assist the Borrower, to the extent reasonably practicable in the circumstances, to obtain relief from Ukrainian income tax pursuant to the Double Tax Treaty.

7.3	Tax Indemnity

Without prejudice to the provisions of Clause 7.1 (Additional Amounts), if the Lender notifies the Borrower that:

7.3.1	the Lender (as issuer of the Notes) is obligated to make any deduction or withholding for or on account of any Taxes (other than Taxes assessed on the Lender by reference to its net income) from any payment which the Lender (as issuer of the Notes) is obliged to make under or in respect of the Notes, and the Lender (as issuer of the Notes) is required under the terms and conditions of the Notes to pay additional amounts to the holders of the Notes in connection therewith, the Borrower agrees to pay to the Lender, at least two Business Days prior to the date on which payment is due on the Notes (and otherwise in accordance with the terms of this Agreement), such additional amounts as are equal to the additional payments which the Lender would be required to make under the terms and conditions of the Notes in order that the net amount received by each holder of Notes is equal to the amount which such holder would have received had no such withholding or deduction been required to be made under or in respect of the Notes;
7.3.2	the Lender (as issuer of the Notes) is required to pay any Tax (other than Taxes assessed on the Lender by reference to its net income) in relation to any payment received by it under this Agreement or any Funding Document, or if any liability in respect of any such payment is at any time asserted, imposed, levied or assessed against the Lender, the Borrower shall, as soon as reasonably practicable following, and in any event within 60 calendar days of, written demand made by the Lender, indemnify the Lender against such properly documented payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith; and
7.3.3	the Lender (as issuer of the Notes) is obliged to make any withholding or deduction for or on account of any Taxes imposed by any taxing authority in the United Kingdom under or in respect of any Funding Document, the Borrower agrees to pay to the Lender, as soon as reasonably practicable following, and in any event within 60 calendar days of, a written demand made by the Lender, such additional amounts as are equal to the additional payments which the Lender would be required to make under the terms of such Funding Documents in order that the net amount received by each payee is equal to the amount which such payee would have received had no such withholding or deduction been required to be made under or in respect of the relevant Funding Document.

Provided, however, that:

(a)	the Lender shall upon the receipt of any reimbursement of the sums paid pursuant to Clause 7.3.1 or 7.3.3 (including, without limitation, in the event that the holders of the Notes are not entitled to such additional payments under the terms and conditions of the Notes) pay such amounts to the Borrower less any applicable taxes, duties or other costs (it being understood that the Lender shall have no obligation to determine whether any holder of Notes or any payee is entitled to such additional amount); and
(b)	the Lender shall not be in a worse after-tax position than it would have been in had it not been obliged to make such withholding or deduction.

For the avoidance of doubt, the provisions of this Clause 7.3 shall not apply to any withholding or deductions of Taxes with respect to the Subordinated Loan which are subject to payment of additional amounts under Clause 7.1 (Additional Amounts).

7.4	Tax Claims

If the Lender intends to make a claim pursuant to Clause 7.3 (Tax Indemnity), it shall notify the Borrower thereof as soon as reasonably practicable after the Lender becomes aware of any obligation to make any such withholding or deduction or to pay any such tax provided that nothing herein shall require the Lender to disclose any confidential information relating to the organisation of its affairs.

7.5	Tax Credits and Tax Refunds
7.5.1	If an additional amount is paid under Clause 7.1 (Additional Amounts) or 7.3 (Tax Indemnity) by the Borrower for the benefit of the Lender and the Lender determines in its absolute discretion (acting in good faith) that it has received or been granted a credit against, a relief or remission for, or a repayment of, any tax, then, if and to the extent that the Lender, in its absolute discretion (acting in good faith), determines that such credit, relief, remission or repayment is in respect of or calculated with reference to the deduction or withholding giving rise to such additional payment or, in the case of an additional payment made or indemnity payment pursuant to Clause 7.3 (Tax Indemnity), with reference to the liability, expense, cost or loss to which the payment giving rise to the additional payment or indemnity payment relates, the Lender shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to the Borrower such amount as the Lender shall, in its absolute discretion (acting in good faith), have concluded to be attributable to such deduction or withholding or, as the case may be, such liability, expense, cost or loss, provided that the Lender shall not be obliged to make any payment under this Clause 7.5 in respect of such credit, relief, remission or repayment until the Lender is, in its absolute discretion (acting in good faith), satisfied that its tax affairs for its tax year in respect of which such credit, relief, remission or repayment was obtained have been finally settled and provided that the Lender shall not be obliged to make any such payment if and to the extent that the Lender determines in its absolute discretion (acting in good faith) that to do so would leave it (after the payment) in a worse after-tax position than it would have been in had the increased or additional amount not been required under Clauses 7.1 (Additional Amounts) or 7.3 (Tax Indemnity). Any such payment shall, in the absence of manifest error and subject to the Lender specifying in writing in reasonable detail the calculation of such credit, relief, remission or repayment and of such payment and providing relevant supporting documents evidencing such matters, be conclusive evidence of the amount due to the Borrower hereunder and shall be accepted by the Borrower in full and final settlement of its rights of reimbursement hereunder in respect of such deduction or withholding. Nothing contained in this Clause 7.5 shall interfere with the right of the Lender to arrange its tax affairs generally in whatever manner it thinks fit nor oblige the Lender to disclose confidential information or any information relating to its tax affairs generally or any computations in respect thereof.
7.5.2	If as a result of a failure to obtain relief from deduction or withholding of any Tax imposed by the Ukrainian tax authorities (a) such Tax is deducted or withheld by the Borrower and pursuant to Clauses 7.1 (Additional Amounts) an increased amount is paid by the Borrower to the Lender in respect of such deduction or withholding, and (b) following the deduction or withholding of Tax as referred to above, the Borrower applies on behalf of the Lender to the relevant Ukrainian tax authorities for a tax refund and such tax refund is credited by the Ukrainian tax authorities to a bank account of the Lender, the Lender shall as soon as reasonably possible notify the Borrower of the receipt of such tax refund and promptly transfer the entire amount of the tax refund to the extent that the Lender determines in its absolute discretion (acting in good faith) that to do so will leave it (after the payment) in no worse an after-tax position than it would have been in had no such withholding or deduction been made or required to be made to a bank account of the Borrower provided that such an account has been specified for that purpose by the Borrower.
7.6	Tax Position of the Lender

The Lender represents that it (i) is a bank which at the date hereof is a resident of the United Kingdom for the purposes of the Double Tax Treaty and is subject to taxation in the United Kingdom on the basis of its registration as a legal entity, location of its management body or another similar criterion (rather than merely on income from sources in the United Kingdom or connected with property located in the United Kingdom), and that it will be able to receive certification to this effect from the United Kingdom tax authorities, (ii) does not have a permanent establishment in Ukraine, and (iii) does not have any current intentions to effect, during the term of the Subordinated Loan, any corporate action or reorganisation or change of taxing jurisdiction that would result in the Lender ceasing to be a resident of the United Kingdom.

7.7	Delivery of Forms

The Lender shall within 30 days of the request of the Borrower (to the extent that the Lender is able to do so under applicable law) deliver to the Borrower a duly completed certificate issued by the competent taxing authority in the United Kingdom confirming that the Lender is a tax resident in the United Kingdom and (to the extent reasonably practicable) such other information or forms, including a power of attorney in form and substance acceptable to the Borrower authorising it to file the certificate on behalf of the Lender with the relevant tax authority, as may need to be duly completed and delivered to the Lender to enable the Borrower to apply to obtain relief from deduction or withholding of Ukrainian tax or, as the case may be, to apply to obtain a tax refund if a relief from deduction or withholding of Ukrainian tax has not been obtained on the basis of the relevant provisions of the Double Tax Treaty. The certificate shall be duly signed by the Lender and the Lender shall use its reasonable endeavours to procure the stamping or other approval thereof by the competent tax authority in the United Kingdom. If a relief from deduction or withholding of Ukrainian tax or a tax refund under this Clause 7.7 has not been obtained and further to an application of the Borrower to the relevant Ukrainian tax authorities the latter requests the Lender's hryvnia bank account details, the Lender shall (subject to it determining that such action is not adverse to its interests, such determination to be made reasonably) at the request of the Borrower (i) use reasonable efforts to procure that such hryvnia bank account of the Lender is duly opened and maintained, and (ii) thereafter furnish the Borrower with the details of such hryvnia bank account. The Borrower shall pay for all costs associated, if any, with opening and maintaining such hryvnia bank account. Nothing contained in this Clause 7.7 shall interfere with the right of the Lender to arrange its affairs generally in whatever manner it thinks fit nor oblige the Lender to disclose confidential information or any information relating to its affairs generally.

8.	TAX RECEIPTS
8.1	Notification of Requirement to Deduct Tax

If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), the Borrower shall promptly notify the Lender.

8.2	Evidence of Payment of Tax

If the Borrower makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant tax or other authority (subject to any right which the Borrower may have to contest such payment) within the time allowed for such payment under applicable law and shall deliver to the Lender, within 45 days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of such payment. The Borrower shall also provide an English translation of such receipts.

9.	CHANGES IN CIRCUMSTANCES
9.1	Increased Costs

If, by reason of (i) any change in, repeal of or introduction of any tax, law (including any statute, treaty, order, decree, ordinance or similar legislative or executive action), regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted accounting or financial practice of financial institutions in the country concerned), letter, instruction, request, notice, guideline, policy or practice statement (whether or not having the force of law or in the decision or ruling on, or the interpretation or application thereof by any other person charged with the administration thereof or other competent authority in Ukraine or the United Kingdom, which, in each case, occurs on or after the date of this Agreement and/or (ii) any compliance by the Lender in respect of the Subordinated Loan with any request, policy or guideline (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted accounting or financial practice of financial institutions in the country concerned) from or of any central or other fiscal, monetary or other authority, agency or any official of any such authority (including, for the avoidance of doubt, any recommendations regarding capital adequacy standards published by the Basle Committee on Banking Regulations and Supervisory Practices at the Bank for International Settlements):

9.1.1	the Lender incurs or will incur an additional or increased cost as a result of the Lender entering into or performing its obligations (including the obligation to advance the Subordinated Loan) under this Agreement (excluding tax payable by the Lender by reference to its net income); or
9.1.2	the Lender becomes or will become liable to make any additional payment on account of tax or otherwise (not being a tax imposed on its net income) on or calculated by reference to the amount of the Subordinated Loan and/or to any sum received or receivable by the Lender hereunder, or the rate of return from the Subordinated Loan or the Lender's (or its Affiliate's) overall capital or the amount of principal, interest or other amount payable to or received by the Lender hereunder is reduced; or;
9.1.3	the Lender makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from the Borrower hereunder or makes any payment or forgoes any interest or other return on or calculated by reference to the gross amount of the Subordinated Loan, then, subject in each case to Clause 9.2 (Increased Costs Claims), upon demand by the Lender to the Borrower:

(a)	(in the case of Clauses 9.1.1, 9.1.2 and 9.1.3) the Borrower shall on demand pay to the Lender such additional amount as shall be necessary to compensate the Lender for such increased costs, payment or foregone interest or other return; and
(b)	(in the case of Clause 9.1.2 the Borrower shall, at the time the amount so reduced would otherwise have been payable, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such reduction;

provided, however that in each case the amount of such increased cost, reduced amount or payment made or foregone shall be deemed not to exceed an amount equal to the proportion which is directly attributable to this Agreement.

9.2	Increased Costs Claims

If the Lender intends to make a claim pursuant to Clause 9.1 (Increased Costs), it shall promptly notify the Borrower thereof and provide (to the extent reasonably practicable) a description in writing in reasonable detail of the relevant reason (as described in Clause 9.1 (Increased Costs) above) including a description of the relevant affected jurisdiction or country and the date on which the change in circumstances took effect. This written description shall (to the extent reasonably practicable) demonstrate the connection between the change in circumstance and the additional costs and shall be accompanied by relevant supporting documents evidencing the matters described therein, provided that nothing herein shall require the Lender to disclose any confidential information relating to the organisation of its or any other Person's affairs.

9.3	Mitigation

If circumstances arise which would result in any payment being required to be made by the Borrower pursuant to Clauses 7.1 (Additional Amounts), 7.3 (Tax Indemnity) or 9 (Changes in Circumstances), then, without in any way limiting, reducing or otherwise qualifying the rights of the Lender or the Borrower's obligations under any of the above mentioned provisions, the Lender shall as soon as reasonably practicable upon becoming aware of the same notify the Borrower thereof and, in consultation with the Borrower and to the extent it can lawfully do so and without prejudice to its own position, take reasonable steps (at the Borrower's expense) to remove such circumstances or mitigate the effects of such circumstances including (without limitation) by the change of its lending office or transfer of its rights or obligations under this Agreement to another bank, provided that the Lender shall be under no obligation to take any such action if, in its opinion, to do so might have any adverse effect upon its business, operations or financial condition or might be in breach of any provisions of any Funding Document.

10.	REPRESENTATIONS AND WARRANTIES OF the Borrower

The Borrower makes the representations and warranties set out in Clause 10.1 (Status) to Clause 10.15 (Compliance with Laws) (inclusive) and acknowledges that the Lender has entered into this Agreement in reliance on those representations and warranties.

10.1	Status

It and each of its Material Subsidiaries is validly existing under Ukrainian law, is not in liquidation or receivership, has full power and authority to own, lease and operate its properties and conduct its business as currently conducted, and that the Borrower is able lawfully to execute and perform its obligations under this Agreement.

10.2	Governmental Approvals

All actions or things required to be taken, fulfilled or done by the laws and regulations of Ukraine (including without limitation, authorisation, order, licence or qualification of or with any court or governmental agency), and all registrations, filings or notarisations required by the laws and regulations of Ukraine in order to ensure (i) that the Borrower and each of its Subsidiaries is able to own its assets and carry on its business as currently conducted and, if not, the absence of which could not reasonably be expected to have a material adverse effect on the Borrower's ability to perform its obligations under this Agreement; (ii) the due execution, delivery, validity and performance by the Borrower of this Agreement have been obtained, fulfilled or done and are in full force and effect. For the avoidance of doubt, the Borrower makes no representation or warranty in respect of the availability of the Permit, which will be applied for by the Borrower after the Drawdown Date, and which may be issued or refused by the Central Bank in accordance with the powers granted to it under applicable Ukrainian legislation.

10.3	Pari Passu Obligations

Under the laws of Ukraine in force at the date of this Agreement, the claims of the Lender against the Borrower under this Agreement in relation to repayment of the Subordinated Loan will be subordinate in right of payment to the claims of all other creditors preferred by virtue of Article 96 of the Law of Ukraine On Banks and Banking Activity in case of liquidation (bankruptcy) of the Borrower and all other claims of the Lender on the Borrower hereunder will rank in the order prescribed by applicable Ukrainian bankruptcy, insolvency, liquidation, moratorium or similar laws of general application.

10.4	No Deduction

Under the laws of Ukraine in force at the date of this Agreement, in accordance with the terms of the Double Tax Treaty and subject to the due satisfaction by the Lender of certain conditions set forth therein and of certain requirements of applicable Ukrainian legislation, payments of interest by the Borrower to the Lender under this Agreement may be made without deduction on account of the generally applicable withholding tax (at a rate of 15 per cent) established by applicable Ukrainian legislation.

10.5	Governing Law

Under the laws of Ukraine in force at the date of this Agreement, in any proceedings taken in Ukraine in relation to this Agreement, the choice of English law as the governing law of this Agreement and any arbitral award with respect to this Agreement obtained in the United Kingdom will be recognised and enforced in Ukraine after compliance with the applicable procedural rules in Ukraine.

10.6	Validity and Admissibility in Evidence

All acts, conditions and things required to be done, fulfilled and performed (other than by the Lender) to make this Agreement admissible in evidence in Ukraine (whether in arbitration proceedings or otherwise) have been done, fulfilled and performed.

10.7	Valid and Binding Obligations

The obligations expressed to be assumed by the Borrower in this Agreement are legal, valid and binding and, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and to general principles of equity, enforceable against it in accordance with their terms.

10.8	No Stamp Taxes

Under the laws of Ukraine in force at the date of this Agreement, the execution and delivery of this Agreement is not subject to any Taxes in Ukraine (including, without limitation, any registration or transfer tax, stamp duty or similar levy), save for the fee payable by the Borrower in connection with the registration of this Agreement with the Central Bank.

10.9	No Bankruptcy Proceedings or Event

No Bankruptcy Proceedings have occurred or are occurring and no event has occurred or circumstance has arisen which constitutes a Bankruptcy Event or Potential Bankruptcy Event.

10.10	No Other Default

The Borrower is not in breach of or default under any other agreement of instrument in relation to Indebtedness by which it is bound other than any breach or default that would not have a material adverse effect on the Borrower's ability to perform or comply with its obligations under this Agreement.

10.11	No Material Proceedings

There are no lawsuits, litigation or other legal or administrative or arbitration proceedings current or pending or, to the best of the knowledge and belief of the Borrower, threatened before any court, tribunal, arbitration panel or Agency which might (a) prohibit the execution and delivery of this Agreement or the Borrower's compliance with its obligations hereunder or (b) adversely affect the right and power of the Borrower to enter into this Agreement or (c) have a material adverse effect on the business, financial condition or prospects of the Borrower or on the Borrower's ability to perform or comply with its obligations under this Agreement.

10.12	No Material Adverse Change

Since 31 December 2004 there has been no material adverse change or any development involving a prospective material adverse change in the financial condition, business prospects, properties, shareholders' equity or results of operations of the Group.

10.13	No Undisclosed Material Assets or Liabilities

Neither the Borrower nor any other member of the Group had, as at the date as of which the audit report of the Auditors on the financial statements of the Borrower for the year ended 31 December 2004 was prepared, any material assets or liabilities (contingent or otherwise) which were not disclosed (including in the notes thereto) or adequately reserved against in accordance with IFRS nor were there at that date any unrealised or anticipated losses of the Borrower or the Group arising from commitments entered into by it which were not so disclosed or reserved against.

10.14	Execution of Agreement

Its execution and delivery of this Agreement and its exercise of its rights and performance of its obligations hereunder do not and will not:

10.14.1	conflict with or result in a breach of any of the terms of, or constitute a default under, any instrument, agreement or order to which the Borrower or any of its Material Subsidiaries is a party or by which it or its properties is bound;
10.14.2	conflict with the provisions of the constitutional documents of the Borrower or any resolution of its shareholders; or
10.14.3	result in Bankruptcy Proceedings or give rise to any Bankruptcy Event or Potential Bankruptcy Event or moratorium in respect of any of the obligations of the Borrower or any of its Material Subsidiaries or the creation of any lien, encumbrance or other security interest (howsoever described) in respect of any of the assets of the Borrower or any of its Material Subsidiaries, which, in any case, could reasonably be expected to have a material adverse effect on the Borrower's ability to perform its obligations under this Agreement.
10.15	Compliance with Laws

Neither the entry into nor the performance by the Borrower of its obligations under this Agreement will violate any laws or regulations of Ukraine or any directives of governmental authorities therein having the force of law, and (a) the Borrower is in compliance in all material respects with all applicable provisions of the law and regulations of Ukraine and (b) no Material Subsidiary is in violation of any applicable provision of the laws and regulations of Ukraine, except for such violations which would not have a material adverse effect on the Borrower's ability to perform its obligations under this Agreement.

10.16	Repetition

Each of the representations and warranties contained in Clause 10 (Representations and Warranties of the Borrower) shall be deemed to be repeated by the Borrower on the Drawdown Date.

11.	REPRESENTATIONS AND WARRANTIES OF the Lender

The Lender makes the representations and warranties set out in Clause 7.6 (Tax Position of the Lender) and this Clause 11 and acknowledges that the Borrower has entered into this Agreement in reliance on those representations and warranties.

11.1	Status and Capacity

The Lender is duly incorporated under the laws of the United Kingdom and has full power and capacity to execute this Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement and to undertake and perform the obligations expressed to be assumed by it herein and therein.

11.2	Execution of Agreement

The execution of this Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement and the undertaking and performance by the Lender of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of England or any agreement or instrument to which it is a party or by which it is bound or in respect of indebtedness in relation to which it is a surety.

11.3	Valid and Binding Obligations

This Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement, constitute legal, valid and binding obligations of the Lender enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, liquidation, administration, moratorium, re-organisation and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity.

11.4	Consents and Approvals

All authorisations, consents, approvals and actions required by the Lender for or in connection with the execution of this Agreement, the Trust Deed, the Agency Agreement and the Subscription Agreement and the performance by the Lender of the obligations expressed to be undertaken by it herein and therein have been obtained and are in full force and effect.

12.	INFORMATION

The Borrower shall supply or procure to be supplied to the Lender (in sufficient copies as may reasonably be required by the Lender) (and, following the execution of the Subordinated Loan Administration Assignment, as may be required by the Trustee) all such information as the Stock Exchange (or any other or further stock exchange or stock exchanges or any other relevant authority or authorities on which the Notes may, from time to time, be listed or admitted to trading) may require in connection with the listing or admittance to trading of the Notes.

13.	COVENANTS

The covenants in this Clause 13 remain in force from the date of this Agreement for so long as the Subordinated Loan or any part of it is or may be outstanding.

13.1	Maintenance of Legal Validity

Save as provided in the proviso to the next sentence, the Borrower shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents and make or cause to be made all registrations, recordings and filings required in or by the laws and regulations of Ukraine to enable it lawfully to enter into and perform its obligations under this Agreement and to ensure the legality, validity, enforceability or admissibility in evidence in Ukraine of this Agreement. The Borrower shall promptly pay all amounts payable in respect of fees, expenses and payments under indemnities as required by this Agreement ("Relevant Payments"), provided that, in the event that the Borrower is prevented from paying such amounts by virtue of any requirement of applicable law, of the Central Bank or of any other relevant authority, the Borrower undertakes that it will use its best efforts to promptly obtain and maintain in full force any necessary licences or other authorisation to enable it to make the Relevant Payments and shall, as soon as practicable thereafter, make all Relevant Payments under this Agreement.

13.2	Claims Pari Passu

The Borrower shall ensure that at all times to the extent permitted by Ukrainian laws the claims of the Lender and the Trustee against it under this Agreement in relation to repayment rank at least pari passu in right of payment with the claims of all other subordinated creditors of the Borrower.

13.3	Disposals

The Borrower shall not, and shall ensure that none of its Material Subsidiaries will, sell, lease, transfer or otherwise dispose of, to a Person other than the Borrower or a Subsidiary of the Borrower, as the case may be, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets which together constitute more than 15 per cent. of the gross revenues or assets of the Group, unless such transaction(s) is/are (a) on an arm's-length basis and on commercially reasonable terms as determined in its sole discretion by an Independent Appraiser, and (b) has/have been approved by a decision adopted by the competent governing body of the Borrower. The restrictions set forth in this Clause 13.3 shall not apply to any sale by the Borrower of its loan assets in any securitisation, asset backed financing or similar financing transaction, provided that the aggregate value of the assets which are the subject of all such securitisations, asset-backed financing or similar financing transactions does not at any time exceed 15 per cent. of the Borrower's total assets, as determined at any such time by reference to the most recent quarterly balance sheet of the Borrower prepared in accordance with IFRS.

13.4	Transactions with the Lender or its Related Entities
13.4.1	If and to the extent prohibited by applicable laws and regulations of Ukraine (including the regulations of the Central Bank) and save as described in Clause 13.4.2 below, during the term of this Agreement the Borrower may not transfer to the Lender (or any of its related entities) funds in any form (by transfer of property, provision of loans to or other placement of funds with the Lender (or any of its related entities) through deposits, investment accounts or cross deposits, through conduct of transactions with bills of exchange and promissory notes, provision of factoring services, guarantees not covered by unconditional security or guarantees for creditors of the Borrower).
13.4.2	For the avoidance of doubt and notwithstanding provisions of Clause 13.4.1:
(a)	the Borrower may enter into and perform its obligations under settlement and other transactions with the Lender (or any of its related entities) pursuant to agreements providing for receipt of loans or other funds by the Borrower from the Lender (or any of its related entities) and repayment thereof, together with all principal, interest, charges and other payments under the respective loan or other agreements, including, but not limited to this Agreement, and
(b)	the correspondent accounts of the Borrower may be debited or credited at the instruction of the Lender regarding the Lender's own operations or operations of its clients or correspondents.
13.5	Payment of Taxes

The Borrower shall, and shall ensure that its Subsidiaries will, pay or discharge or cause to be paid or discharged, before the same shall become overdue all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of the Borrower and its Subsidiaries; provided, however that none of the Borrower nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment or charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS or other appropriate provision has been made.

13.6	Withholding Tax Exemption

The Borrower shall give to the Lender all assistance it requires to ensure that, upon the Borrower's request and at the beginning of each calendar year, the Lender can provide the Borrower with the documents required under Ukrainian law for the relief of the Lender from Ukrainian withholding tax.

13.7	Financial Information

So long as the Subordinated Loan (or any part thereof) remains outstanding hereunder, the Borrower shall deliver to the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee):

13.7.1	not later than seven (7) months after the end of each of its financial years, copies of the Borrower's audited consolidated financial statements for such financial year, prepared in accordance with IFRS;
13.7.2	not later than 75 days after the end of the second quarter of each of its financial years, copies of the Borrower's unaudited consolidated financial statements for six months, prepared in accordance with IFRS; and
13.7.3	without undue delay, such additional information regarding the financial position or the business of the Borrower as the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) may reasonably request including for the purposes of providing certification to the Trustee pursuant to the Trust Deed.
13.8	Maintenance of Capital Adequacy

The Borrower shall not, and shall ensure that each Subsidiary which carries on a Banking Business shall not, permit its total capital ratio to fall below the minimum total capital adequacy ratio required by the Central Bank and, in the case of a Subsidiary which carries on a Banking Business outside Ukraine, the relevant banking authority responsible for setting and/or supervising capital adequacy for financial institutions in the relevant jurisdiction in which such Subsidiary carries on its Banking Business.

13.9	Limitation on Restrictions on Distributions from Material Subsidiaries

The Borrower shall not permit any of its Material Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Material Subsidiary to pay dividends or make any other distributions on its share capital; make any loans or advances or pay any Indebtedness owed to the Borrower; or transfer any of its property or assets to the Borrower, other than encumbrances or restrictions existing under (i) applicable law, (ii) the Notes and/or the Trust Deed and (iii) any other agreement in effect prior to the date of the Agreement and advised in writing to the Lender (or, following the execution of the Subordinated Loan Administration Assignment, the Trustee).

13.10	Compliance Certificates

On each Interest Payment Date, the Borrower shall deliver to the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee), written notice in the form of an Officers’ Certificate stating whether any Bankruptcy Event or Potential Bankruptcy Event has occurred and, if it has occurred and shall be continuing, what action the Borrower is taking or proposes to take with respect thereto.

13.11	Capital Treatment

To the extent that any part of the Subordinated Loan is to be treated as Tier 2 Capital by the Borrower, the Borrower will use its best efforts to procure that the Central Bank issues the Permit and will provide all relevant information and documentation to the Central Bank as may be necessary for the Permit.

13.12	Restrictions on Use of Funds

In accordance with the restrictions set out by applicable legislation of Ukraine, the Borrower shall not use any part of the proceeds of the Subordinated Loan as pledged collateral or other security for any obligations of the Borrower under its loan transactions or other transactions with any Persons.

14.	Limited Acceleration Rights
14.1	Bankruptcy Event

Notwithstanding any other provisions in this Agreement to the contrary, if any Bankruptcy Event has occurred and is continuing, the Lender or the Trustee may (i) by notice in writing to the Borrower, declare the Subordinated Loan to be terminated, whereupon the same shall forthwith be terminated and/or (ii) by notice in writing to the Borrower, declare all amounts payable hereunder by the Borrower to be due and payable (subject to the provisions of Clause 2.3 (Subordination)) (whereupon all such amounts shall become due and payable as provided in that notice); and/or (iii) (subject to the provisions of Clause 2.3 (Subordination)), prove in any Bankruptcy Proceedings.

14.2	Payment Defaults

The foregoing limitation shall not prejudice the right of the Lender to enforce the obligations of the Borrower under this Agreement when they fall due (subject to the provisions of Clause 2.3 (Subordination)), but otherwise the Lender shall have no right to accelerate payments under this Agreement in the case of a default in payment of principal, interest or other amounts due under this Agreement.

14.3	Notification of Bankruptcy Event or Potential Bankruptcy Event

The Borrower shall promptly inform the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) of the occurrence of any Bankruptcy Event or Potential Bankruptcy Event in writing in the form of an Officers' Certificate and, upon a written request to that effect from the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee), confirm to the Lender that, save as previously notified to the Lender or as notified in such confirmation, no Bankruptcy Event or Potential Bankruptcy Event has occurred.

14.4	Rights Not Exclusive

The Lender may not accelerate the Subordinated Loan other than pursuant to Clause 14.1 (Bankruptcy Event) but, aside from such limited acceleration rights, the rights provided for herein are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

15.	Accrual of INTEREST AND INDEMNITY
15.1	Accrual of Interest

If any sum due and payable by the Borrower hereunder (other than any amount of interest) is not paid on the due date therefor in accordance with the provisions of Clause 17 (Payments), interest will continue to accrue on such sum at a rate per annum equal to the Interest Rate up to but excluding the date on which it is paid by the Borrower.

15.2	Borrower's Indemnity

The Borrower undertakes to the Lender that if the Lender, any of its Affiliates, or any director, officer, employee or agent of the Lender or any such Affiliate or the Trustee (each an "indemnified party") incurs any loss, liability, cost, claim, charge, expense (including without limitation, (i) any amount payable by the Lender under the Trust Deed and/or Agency Agreement, where such amount is subject to receipt by the Lender of the relevant amount from the Borrower, (ii) Taxes, legal fees and expenses and any applicable stamp duties, stamp duty reserve tax or other duties payable, demand or damage together with in each case any VAT thereon, and in respect of such loss an indemnified party shall exercise reasonable endeavours to provide any relevant documentation to the Borrower) (a "Loss") as a result of or in connection with any Bankruptcy Event, the Subordinated Loan, this Agreement (or enforcement thereof), or the issue, constitution, sale, listing or enforcement of the Notes or the Notes being outstanding or any combination of any of the foregoing, the Borrower shall pay to the Lender on demand an amount equal to such Loss and all costs, charges and expenses which it or any indemnified party may pay or incur in connection with investigating, disputing or defending any such action or claim as such costs, charges and expenses are incurred, unless such loss was caused by such indemnified party’s fraud, negligence, wilful default or wilful misconduct or arises out of a breach of the representations and warranties of the Lender under this Agreement or the Subscription Agreement. Except as expressly provided in the Trust Deed, the Lender shall not have any duty or obligation, whether as fiduciary or trustee, for any indemnified party or otherwise, to recover any such payment or to account to any other person for any amounts paid to it under this Clause 15.2.

15.3	Independent Obligation

Clause 15.2 (Borrower's Indemnity) constitutes a separate and independent obligation of the Borrower from its other obligations under or in connection with this Agreement or any other obligations of the Borrower in connection with the issue of the Notes by the Lender and shall not affect, or be construed to affect, any other provisions of this Agreement or any such other obligations.

15.4	Evidence of Loss

Subject as provided in Clause 17.6 (Documents Evidencing Payment or Indemnification), a certificate of the Lender (or the Trustee, as the case may be) setting forth the amount of the Loss, costs, charges and expenses described in Clause 15.2 (Borrower's Indemnity) and specifying the basis therefor and calculations thereof shall be conclusive evidence of the amount of such Loss, cost, charges and expenses.

15.5	Survival

The obligations of the Borrower pursuant to Clauses 7.1 (Additional Amounts), 17 (Payments) and 15.2 (Borrower’s Indemnity) shall survive the execution and delivery of this Agreement, the drawdown of the Subordinated Loan and the repayment of the Subordinated Loan, in each case by the Borrower.

16.	CURRENCY OF ACCOUNT AND PAYMENT
16.1	Currency of Account

The U.S. dollar is the currency of account and payment for each and every sum at any time due from the Borrower hereunder.

16.2	Currency Indemnity

If any sum due from the Borrower under this Agreement or any order or judgment given or made in relation hereto has to be converted from the currency (the "first currency") in which the same is payable hereunder or under such order or judgment into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Borrower, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation hereto, the Borrower shall indemnify and hold harmless the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) from and against any loss suffered or incurred as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

17.	PAYMENTS
17.1	Payments to the Lender

On each date on which this Agreement requires an amount denominated in U.S. dollars to be paid by the Borrower, the Borrower shall make the same available to the Lender by payment in U.S. dollars and in Same-Day Funds (or in such other funds as may for the time being be customary in London for the settlement in London of international banking transactions in U.S. dollars) not later than 10.00 a.m. (New York City time) two Business Days prior to such date to the Account other than amounts (i) payable in respect of Reserved Rights (as such term is defined in the Trust Deed), (ii) payable under the Fee Letters and (iii) payable in relation to Clause 15.2 (Borrower's Indemnity) which the Borrower shall pay to such account or accounts as the Lender and/or the Trustee shall notify to the Borrower from time to time; provided that, if at any time after the execution of the Subordinated Loan Administration Assignment, the Trustee notifies the Borrower that a Relevant Event has occurred, the Borrower shall make all subsequent payments which would otherwise be made to the Account, to such other account as shall be notified by the Trustee to the Borrower. Without prejudice to its obligations under Clause 5.1 (Payment of Interest), the Borrower shall procure that, before 9.00 a.m. (New York City time) on the Banking Day before the due date of each payment made by it under this Clause 17.1, the bank effecting payment on its behalf confirms to the Lender or to such person as the Lender may direct by tested telex or authenticated SWIFT message the payment instructions relating to such payment. For these purposes, "Banking Day" means a day on which banks are open for general business in New York City and London.

17.2	Alternative Payment Arrangements

If, at any time, it shall become impracticable (by reason of any action of any governmental authority or any change of law, exchange control regulations or any similar event) for the Borrower to make any payments under this Agreement in the manner specified in Clause 17.1 (Payments to the Lender), then the Borrower may seek agreement with the Lender (or, after the delivery of any such notice, agree with the Trustee) on alternative arrangements for the payment to the Lender (or, as the case may be, the Trustee) of amounts due (prior to the delivery of any notice referred to in Clause 17.1 (Payments to the Lender)) under this Agreement provided that, in the absence of any such agreement with the Lender (or, as the case may be, the Trustee), the Borrower shall be obliged to make all payments due to the Lender in the manner specified above.

17.3	No Set-off

All payments required to be made by the Borrower or the Lender hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

17.4	Other Payment Arrangements

Any payment arrangements agreed by the Borrower and the Lender otherwise than as provided by Clause 17.1 (Payments to the Lender) shall be in compliance with applicable regulations of Central Bank.

17.5	Legal Restrictions

Notwithstanding any provision of this Agreement to the contrary, the Borrower shall not be required to make any payments hereunder, other than repayment of principal and payment of interest, if, at the time of such payment or demand therefor, the Borrower is able to demonstrate to the satisfaction of the Lender or, as the case may be, to the satisfaction of the Trustee that the Borrower is prohibited from making such payment as a result of application of mandatory provisions of Ukrainian legislation (including any regulations of the Central Bank).

17.6	Documents Evidencing Payment or Indemnification

When a demand for payment or indemnification is made on the Borrower under Clause 6.7 (Costs of Prepayment/Repayment), Clause 16.2 (Currency Indemnity) or Clause 18 (Costs and Expenses), then, upon request by the Borrower, and to the extent necessary under Ukrainian legislation to enable the Borrower to make any such payment or indemnification, the Lender or the Trustee, as the case may be, shall (to the extent practicable) provide the Borrower with documents evidencing the amount to be paid or indemnified, together with a statement containing the calculation of such amount provided that nothing herein shall require the Lender to disclose any confidential information relating to the organisation of its or any other Person's affairs.

18.	COSTS AND EXPENSES
18.1	Transaction Expenses and Fees

The Borrower agrees that it shall pay the fees and expenses of the Lender as specified in the Fee Letters.

18.2	Preservation and Enforcement of Rights

The Borrower shall, from time to time on demand of the Lender reimburse the Lender for all costs and expenses (including legal fees and expenses) together with any VAT thereon properly incurred in or in connection with the preservation and/or enforcement of any of its rights under this Agreement (except where the relevant claim is successfully defended by the Borrower).

18.3	Stamp Taxes

The Borrower shall pay all stamp, registration and other similar duties or taxes (including any interest or penalties thereon or in connection with) to which this Agreement or any judgment given against the Borrower in connection herewith is or at any time may be subject and shall, from time to time on demand of the Lender or the Trustee, indemnify the Lender and, as the case may be, the Trustee against any liabilities, losses, costs, expenses (including, without limitation, legal fees and any applicable value added tax) and claims, actions or demand resulting from any failure to pay or any delay in paying any such duty or tax.

18.4	Costs relating to Amendments and Waivers

The Borrower shall, from time to time on demand of the Lender (and, as the case may be, the Trustee) (and without prejudice to the provisions of Clause 15.2 (Borrower's Indemnity) and Clause 18.2 (Preservation and Enforcement of Rights)) compensate the Lender (and, as the case may be, the Trustee) at such daily and/or hourly rates as the Lender (or, as the case may be, the Trustee) shall from time to time reasonably determine for all time expended by the Lender (or, as the case may be, the Trustee), their respective directors, officers and employees, and for all costs and expenses (including telephone, fax, copying, travel and personnel costs) they may incur, in connection with the Lender (and, as the case may be, the Trustee) taking such action as it may consider appropriate in connection with:

18.4.1	any meeting of the holders of the Notes or the granting or proposed granting of any waiver or consent requested under this Agreement by the Borrower;
18.4.2	any actual, potential or suspected breach by the Borrower of any of its obligations under this Agreement;
18.4.3	the occurrence of any event which is a Bankruptcy Event or a Potential Bankruptcy Event; or
18.4.4	any amendment or proposed amendment to this Agreement or any Funding Document requested by the Borrower.
19.	ASSIGNMENTS AND TRANSFERS
19.1	Binding Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its or any subsequent successors and assigns.

19.2	No Assignments and Transfers by the Borrower

The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

19.3	Assignments by the Lender

Subject to the provisions of Clause 4 of the Trust Deed, the Lender may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this agreement except for (i) the charge by way of first fixed charge granted by the Lender in favour of the Trustee (as Trustee) of certain of the Lender's rights and benefits under this Agreement, (ii) the absolute assignment by way of security by the Lender to the Trustee of certain rights, interests and benefits under this Agreement, in each case, pursuant to Clause 4 of the Trust Deed and (iii) pursuant to a substitution under the Trust Deed. To the extent required by applicable Central Bank regulations at the time of such assignment or transfer, any assignment or other transfer of all of the Lender's rights and obligations hereunder will become effective only upon the approval of such assignment or transfer by the Central Bank.

20.	AMendments
20.1	Approval of Amendments by Central Bank

If and to the extent required by applicable legislation of Ukraine, any amendment to this Agreement shall be subject to prior approval by the Central Bank. The Borrower undertakes to make all necessary filings with the Central Bank for this purpose, and the Lender agrees to cooperate with the Borrower to the extent reasonably practicable to obtain such an approval. Unless otherwise required by applicable legislation of Ukraine, the Borrower shall submit to the Central Bank a notarised copy of any such amendment within 5 Business Days from the date thereof.

20.2	Borrower and Central Bank on Enforcement of Security

In case of enforcement of security over the Lender’s claims under this Agreement by the Trustee, the Borrower hereby agrees and undertakes to liaise with the Central Bank and submit to the Central Bank either (i) an amended notification of this Agreement in order to register any required amendment to this Agreement with the Central Bank, or (ii) all necessary information and documents so as to obtain any required licence and/or permit on borrowing of funds on subordinated debt terms, as applicable, in order to ensure that the Borrower is able to continue to make payments of principal, interest or additional amounts hereunder or to fulfil any other obligation hereunder.

21.	CALCULATIONS AND EVIDENCE OF DEBT
21.1	Evidence of Debt

The Lender shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder; in any legal action or proceeding arising out of or in connection with this Agreement, in the absence of manifest error and subject to the provision by the Lender to the Borrower of written information describing in reasonable detail the calculation or computation of such amounts together with the relevant supporting documents evidencing the matters described therein, the entries made in such accounts shall be conclusive evidence of the existence and amounts of the obligations of the Borrower therein recorded.

21.2	Change of Circumstance Certificates

A certificate signed by two Authorised Signatories of the Lender describing in reasonable detail (a) the amount by which a sum payable to it hereunder is to be increased under Clause 7.1 (Additional Amounts) or (b) the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in Clause 7.3 (Tax Indemnity) or Clause 9.1 (Increased Costs) or Clause 15.2 (Borrower's Indemnity) shall, in the absence of manifest error, be conclusive evidence of the existence and amounts of the specified obligations of the Borrower in relation to the Lender.

22.	REMEDIES AND WAIVERS, PARTIAL INVALIDITY
22.1	Remedies and Waivers

No failure by the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) to exercise, nor any delay by the Lender or the Trustee in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

22.2	Partial Invalidity

If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

23.	NOTICES; LANGUAGE
23.1	Written Notice

All notices, requests, demands or other communication to be made under this Agreement shall be in writing and, unless otherwise stated, shall be delivered by fax or post.

23.2	Giving of Notice

Any communication or document to be delivered by one person to another pursuant to this Agreement shall (unless that other person has by 15 days written notice specified another address) be made or delivered to that other person, addressed as follows:

23.2.1	If to the Borrower:

50, Naberezhna Peremohy Str.

Dnipropetrovsk

Ukraine 49094

Attention:	Mrs. Lyudmila Shmalchenko

Deputy Chairman of the Board, Director of Treasury

Tel: +380 562 390 507

Fax: +380 562 390 477

23.2.2	If to the Lender:

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

Attention: Head of Operations/Paul Hewitt

Fax: +44 (0)20 7815 3099

cc:

J.P. Morgan Corporate Trustee Services Limited

Trinity Tower

9 Thomas More Street

London E1W 1YT

Attention: Manager, Trust Administration

Fax: +44 (0) 20 7777 5410

and shall be deemed to have been delivered at the time when confirmation of its transmission has been recorded by the sender's fax machine at the end of the communication (in the case of any communication by fax) or (in the case of any communication made by letter) upon receipt by the addressee (in each case, if given during normal business hours of the recipient, and, if not given during such hours, on the immediately succeeding business day in the city of the addressee during which such normal business hours next occur).

23.3	English Language

Each communication and document delivered by one party to another pursuant to this Agreement shall be in the English language or accompanied by a translation into English certified (by an officer of the person delivering the same) as being a true and accurate translation. In the event of any discrepancies between the English and Ukrainian versions of such communication or document, or any dispute regarding the interpretation of any provision in the English or Ukrainian versions of such communication or document, the English version of such communication or document shall prevail, unless the document is a statutory or other official document.

23.4	Language of Agreement

This Agreement has been executed in both the English language and the Ukrainian language. In the event of any discrepancies between the English and Ukrainian versions of this Agreement, or any dispute regarding the interpretation of any provision in the English or Ukrainian versions of this Agreement, the English version of this Agreement shall prevail and any question of interpretation shall be addressed solely in the English language.

24.	LAW AND JURISDICTION
24.1	English Law

This Agreement is governed by, and shall be construed in accordance with, English law.

24.2	English Courts

Subject to Clause 24.6 (Arbitration), the Borrower agrees for the benefit of the Lender that the courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which arise out of or in connection with this Agreement ("Proceedings") and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts.

24.3	Appropriate Forum

The Borrower irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes (as defined below), and agrees not to claim that any such court is not a convenient or appropriate forum.

24.4	Service of Process (Borrower)

The Borrower agrees that the service of process relating to any Proceedings in England and Wales may be by delivery to Law Debenture Corporate Services Limited at its registered office for the time being, currently at Fifth Floor, 100 Wood Street, London EC2V 7EX. If such person is not or ceases to be effectively appointed to accept service of process, the Borrower shall immediately appoint a further person in the United Kingdom to accept service of process on its behalf and, failing such appointment within 15 days, the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) shall be entitled to appoint such a person by written notice to the Borrower. Nothing in this Clause shall affect the right of the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) to serve process in any other manner permitted by law.

24.5	Non-exclusivity

The submission by the Borrower to the exclusive jurisdiction of the English courts shall not (and shall not be construed so as to) limit the right of the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) to bring Proceedings in any other court of competent jurisdiction.

24.6	Arbitration

If any dispute or difference of whatever nature howsoever arises from or in connection with this Agreement (or any supplement, modification or addition thereto) (each a "Dispute"), the Lender (and, following the execution of the Subordinated Loan Administration Assignment, the Trustee) may elect, by notice in writing to the Borrower, to settle such claim by arbitration in accordance with the following provisions. The Borrower hereby agrees that any Dispute may be settled by arbitration in accordance with the UNCITRAL Arbitration Rules (the "Rules") as at present in force by a panel of three arbitrators (or a sole arbitrator as the parties may agree) appointed in accordance with the Rules. The seat of any arbitration shall be London, England. The language of the arbitration shall be English. The appointing authority for the purposes set forth in Article 7(2) of the Rules shall be the President of the London Court of International Arbitration.

25.	Contracts (Rights of Third Parties) Act 1999

Other than the Trustee, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

26.	Permit

If the Permit is not provided to the Borrower within 60 days from the date of this Agreement or is revoked or cancelled by the Central Bank or otherwise and/or the Loan otherwise fails to qualify as Tier 2 Capital of the Borrower, the limitations and provisions under this Agreement generally applicable under the Ukrainian law to the agreements for attraction of funds on subordinated debt terms shall not apply, to the extent not prohibited by Ukrainian law.

27.	Central Bank Registration Requirement

This Agreement shall become effective on the date of its registration with the Central Bank as confirmed by the loan registration notice of the Borrower bearing a registration notation and stamp of the Central Bank.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written.

SCHEDULE 1
Conditions Precedent Documents

1.	Certified copies of the Borrower's Charter and of any amendments and changes thereto (together with a certified translation in the English language).
2.	A certified copy of all resolutions and other authorisations required to be passed or given (together with a certified translation in the English language), and evidence of any other action required to be taken, on behalf of the Borrower to approve its entry into this Agreement and any other documents to be delivered by the Borrower pursuant hereto, to authorise appropriate persons to execute this Agreement and such other documents and to take any other action in connection therewith.
3.	A certificate of the Borrower setting out the positions, names and sample signatures of the persons authorised to sign, on behalf of the Borrower, this Agreement and any other documents to be delivered by the Borrower pursuant hereto.
4.	A copy of the notification of this Agreement, filed by the Borrower with the Central Bank, bearing a registration notation of the Central Bank (together with a certified translation in the English language).
5.	A closing certificate of the Borrower dated the Drawdown Date substantially in the form of Schedule 3.
6.	An opinion of Baker & McKenzie, counsel to the Borrower, regarding issues of Ukrainian law in form and substance satisfactory to the Joint Lead Managers and the Lender.
7.	An opinion of Clifford Chance, legal advisers to the Joint Lead Managers, regarding issues of English law in form and substance satisfactory to the Joint Lead Managers.
8.	An opinion of Sayenko Kharenko, legal advisers to the Joint Lead Managers, regarding issues of Ukrainian law in form and substance satisfactory to the Joint Lead Managers.
9.	A copy of the Fee Letters executed by the Borrower.
10.	Such other signing authorities as the Borrower may be required to obtain under applicable legislation (together with a certified translation in the English language).
11.	A letter from Law Debenture Corporate Services Limited confirming its acceptance as agent for service of process of the Borrower.
12.	A confirmation from the Financial Services Authority to the Lender that no capital charge will be allocated to the Subordinated Loan.
13.	A memorandum from Baker & McKenzie, counsel to the Borrower, to the Lender and the Joint Lead Managers, clarifying, among other things, the scope of the finance and related security transactions permitted to be carried out by the Lender and the Borrower during the term of the Subordinated Loan Agreement, in form and substance satisfactory to the Lender and the Joint Lead Managers.
14.	A letter from the Central Bank issued in response to a letter dated 11 January 2006 from the Borrower to the Central Bank in respect of restrictions on carrying out transactions between the Lender and the Borrower, in form and substance satisfactory to the Lender.

SCHEDULE 2
Form Of Officers' Certificate

[On the letterhead of the Borrower]

To: Standard Bank PLC

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

For the attention of: Paul Hewitt

cc: J.P. Morgan Corporate Trustee Services Limited

Trinity Tower

9 Thomas More Street

London E1W 1YT

For the attention of: Manager, Trust Administration

[•] 2006

Dear Sirs:

Re:	U.S.$150,000,000 Subordinated Loan Agreement, dated 3 February 2006 (the "Subordinated Loan Agreement"), between Closed Joint Stock Company Commercial Bank PrivatBank (the "Borrower") and Standard Bank PLC (the "the Lender")
1.	We refer to Clause [13.10 (Compliance Certificates)/6.2 (Prepayment by the Borrower)/6.3 (Prepayment During Step-Up Interest Term)/6.4 (Prepayment for Tax Reasons and Change in Circumstances)/14.3 (Notification of Bankruptcy Event or Potential Bankruptcy Event)]* of the Subordinated Loan Agreement.
2.	Capitalised terms used, but not defined herein, having the meanings ascribed to them in the Subordinated Loan Agreement.
3.	We confirm that [up and including the date hereof no Bankruptcy Event or Potential Bankruptcy Event has occurred and is continuing/specify any Potential Bankruptcy Event or Bankruptcy Event which has occurred and is continuing, and if so, what action the Borrower is taking or proposes to take with respect thereto/specify circumstance giving rise to right to prepayment].*

Yours faithfully,

For and on behalf of Closed Joint Stock Company Commercial Bank PrivatBank

By:

Authorised Signatory

By:

Authorised Signatory

cc: Head of Operations

Standard Bank PLC

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

Fax: +44 (0)20 7815 3099

SCHEDULE 3
Closing Certificate

[Letterhead of the Borrower]

Standard Bank PLC

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

For the attention of: Paul Hewitt

c/o J.P. Morgan Corporate Trustee Services Limited

Trinity Tower

9 Thomas More Street

London E1W 1YT

For the attention of: Manager, Trust Administration

9 February 2006

Dear Sirs

Re:	U.S.$150,000,000 Subordinated Loan Agreement, dated 3 February 2006 (the "Subordinated Loan Agreement"), between Closed Joint Stock Company Commercial Bank PrivatBank and Standard Bank PLC

We, the undersigned, being duly authorised officers of Closed Joint Stock Company Commercial Bank PrivatBank, hereby certify that there has been, as at the date of this certificate, no event making any of the representations and warranties contained in Clause 10 of the Subordinated Loan Agreement untrue or incorrect in any respect as though they had been given and made today with references to the facts and circumstances now subsisting and Closed Joint Stock Company Commercial Bank PrivatBank has performed all the obligations to be performed by it under the Subordinated Loan Agreement.

Yours faithfully,

For and on behalf of Closed Joint Stock Company Commercial Bank PrivatBank

By:

Authorised Signatory

By:

Authorised Signatory

cc: Head of Operations

Standard Bank PLC

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

Fax: +44 (0)20 7815 3099

* Delete and/or complete as applicable.